Exhibit 2.7

MASTER DISTRIBUTION AND

LICENSE AGREEMENT

This Master Distribution and License Agreement, (the “Agreement”), effective this 4th day of March, 2003 (the “Effective Date”), is entered into by and between Insignia Solutions, Plc. a company organized under the laws of Great Britain, with principal offices at 41300 Christy Street, Fremont, California 94538 (“Insignia”) and Esmertec A.G. with a registered address at Lagerstrasse 14, CH-8600 Dubendorf, Switzerland (“Esmertec”).

RECITALS

WHEREAS, Insignia desires to appoint and license Esmertec as the master distributor of certain Insignia software technologies with rights to distribute and relicense such technology, and Esmertec desires to receive such rights and license, pursuant to the terms hereunder.

AGREEMENT

NOW THEREFORE, in consideration of the mutual promises and covenants contained herein, the parties agree as follows:

1                                          DEFINITIONS.  The following capitalized terms used in this Agreement shall have the meanings given below:

1.1                                 “Licensed Product” means any Esmertec product or service (e.g. a pJava-, eJava-, or J2ME-Based Product) which incorporates in any manner any portion of the Licensed Software, whether in whole or in part.  A Licensed Product must (i) have a principal purpose different from the stand-alone Licensed Software; (ii) representing a significant functional and value enhancement to the Licensed Software; (iii) operate in conjunction with the Licensed Software; and (iv) not be marketed as a replacement or substitute for the Licensed Software.

1.2                                 “Commercial Use” means any use or distribution, directly or indirectly (including internal deployment) of a Licensed Product by Esmertec or any third party, alone or bundled with any other software or hardware, for direct or indirect commercial or strategic gain or advantage.

1.3                                 “Documentation” means any and all forms of user materials related to Licensed Software that Insignia makes available to Esmertec.

1.4                                 “eJava-Based Product(s)” means a product in which the eJava Java Environment has been implemented or integrated.

1.5                                 “J2ME-Based Product” means a product in which each or all of the following Java Environments has been implemented or integrated: (1) CDC integrated with FP, PP, or PBP; (2) CLDC integrated with MIDP; or (3) JavaTV integrated with pJava.

1.6                                 “JAE” or “Java Application Environment” means the source code release of the Java Development Kit (JDK(TM)) software for a specific Java Environment.

1.7                                 “Java Environment(s)” means Java technology environments as promulgated by and described in specifications from Sun and/or the Java Community Process and as implemented in reference source code licensed from Sun to Insignia under the Insignia TLDA, and which, for the purposes of this Agreement, means the following such Java Environments:

(a)                                  Personal Java (“pJava”)

(b)                                 Embedded Java (“eJava”)

(c)                                  Java 2 Platform, Micro Edition, Connected Device Configuration (“CDC”);

a.               Foundation Profile (“FP”);

b.              Personal Profile (“PP”);

c.               Personal Basis Profile (“PBP”);

d.              Connected Limited Device Configuration (“CLDC”);

e.               Mobile Information Device Profile (“MIDP”)

(d)                                 JavaTV API (“JavaTV”).

1.8                                 “Insignia TLDA” means that certain Technology License and Distribution Agreement, dated March 3, 1999, including all amendments thereto, executed between Sun and Insignia.

1.9                                 “Licensed Software” means Insignia’s proprietary Java virtual machine software (in Source Code and binary code formats) identified in Attachment A hereto (and for all platforms (processor and operating system combinations) in existence as of the Effective Date hereof) and as further described in the Documentation associated therewith, and any Updates thereto, and which shall provide one or more of the Java Environments.  The term “Licensed Software” does not include:  (a) any technology compatibility kits licensed from Sun; (b) any Java trademarks or logos; or (c) any products, technologies, or underlying intellectual property to the extent of those in which Esmertec owns all right, title and interest.

1.10                           “pJava-Based Product(s)” means a product in which the pJava Java Environment has been implemented or integrated and which does not implement or integrate the JavaTV Java Environment.

1.11                           “Source Code” means the Licensed Software in computer program statements written in any high-level, human readable form suitable for modification and development.

1.12                           “Sun” means Sun Microsystems, Inc., a Delaware corporation, or any successor-in-interest thereto.

1.13                           “Sun License(s)” means written license agreement(s) between Sun and Esmertec for reference implementations and documentation for the same Java Environment(s) licensed to Esmertec hereunder, in the form of either (a) the Sun Community Source License, and/or (b) a Technology License and Distribution Agreement.

1.14                           “Trademark License” means a written license agreement between Sun and Esmertec governing Esmertec’s use of the applicable Java technology logo in connection with Licensed Products incorporating such Java technology, which Trademark License contains terms substantially similar to the Pro-Forma Trademark License, a copy of which is incorporated by reference hereto as Attachment B.

1.15                           “Updates” means all new releases or versions, successor technologies, error corrections, bug fixes, enhancements, modifications, or extensions to all or any part of the Licensed Software developed or made by, or available to, Insignia for distribution to Esmertec.

2                                         LICENSE RIGHTS

2.1                                 Grant of Rights.  Insignia hereby grants to Esmertec, subject to the terms of this Agreement, an exclusive (as further defined in Section 2.3 below), non-transferable, worldwide license to:

(a)          [Object Code] (i) incorporate the Licensed Software into or to create a Licensed Product; (ii) reproduce and have reproduced the Licensed Software as incorporated in a Licensed Product and as needed for inactive backup or archival purposes; and (iii) license or otherwise distribute the Licensed Software as incorporated in a Licensed Product, directly or indirectly through one or more distributors;

(b)         [Source Code]  (i) modify the Source Code for incorporation into Licensed Products, (ii) make porting modifications, error corrections and fixes to the Source Code; (iii) compile the Source Code to create object code; and (iv) maintain Licensed Products and support distributors and customers thereof; and

(c)          [Documentation] (i) use the Documentation to support end users and distributors; (ii) modify and incorporate any or all of the Documentation into Licensed Product documentation; and (iii) reproduce, have reproduced and distribute such portions of the Documentation as incorporated in Licensed Product documentation.

2.2                                 Distribution and Sublicensing.  Without limiting the generality of the foregoing, Esmertec’s reproduction and distribution of Licensed Products may be through distributors of Esmertec’s choice under a license, which license may contain terms different from this Agreement, provided that Esmertec is in compliance with the terms hereof.  All licensees of Licensed Products shall be required to enter into the Sun SCSL license for the appropriate Java Environment.  Esmertec may sublicense Source Code provided that (i) such customer has in place a current and appropriate source code license agreement with Sun (e.g., SCSL or TLDA); and (ii) the customer executes a license agreement which is at least as protective of Insignia’s interests as the terms of this Agreement.

2.3                                 Master Distributor/Exclusivity.  Insignia appoints Esmertec as the master distributor of the Licensed Products, which rights granted herein shall be exclusive, even as against Insignia, except with respect to any rights or license granted by Insignia in writing prior to the Effective Date of this Agreement and identified on Exhibit B hereto (each a “Pre-Existing License”), which rights or licenses shall survive in accordance with their terms.  Consistent with the foregoing, and for the sake of clarity, Insignia retains the right to license and distribute to, and provide support services for, any Pre-Existing Licenses for the purposes of maintaining and upgrading the technology licensed thereunder.

3                                         ESMERTEC OBLIGATIONS

3.1                                 Compliance with Sun Licenses. All use, development and distribution of the Licensed Products by Esmertec shall be in accordance with all applicable provisions of its Sun License and with the terms and conditions of this Agreement.  Nothing herein shall be construed as modifying or superseding rights or obligations in the Sun License.

3.2                                 Compatibility Testing and Certification.  Prior to any deployment or distribution of Licensed Product under this Agreement, Sun requires that such must be certified, that is, shall fully pass all Sun compatibility tests then in effect for the subject Java Environment.  Without limiting the generality of the preceding Section 3.1, Esmertec is responsible for compliance with the provisions of this Section and Esmertec shall satisfy all applicable Java technology compatibility testing and value-add requirements of its Sun License.

3.3                                 Shared Part.  Esmertec is not authorized hereunder to modify any of the “Shared Part”, except as permitted under its Sun License or as otherwise permitted by Sun.

3.4                                 Trademark/Branding.  Prior to deployment or distribution of Licensed Products under this Agreement, Esmertec is responsible for entering or having in place a Trademark License obligating them to brand products in accordance with the terms thereof.  Esmertec must enter into such an agreement directly with

 Sun.  Esmertec shall at all times remain a licensee in good standing under the Trademark License and shall brand Licensed Products in accordance therewith.

3.5                                 Customer Support.  Esmertec agrees that all support, if any, provided to distributors and customers of Licensed Products shall be provided solely by Esmertec and at Esmertec’s expense.

3.6                                 Java Environment-Specific Requirements.

(a)          CLDC/CDC.  CLDC-based and CDC/FP-based Licensed Products shall not include an implementation of any part of a profile or use any of the APIs within a profile, unless such profile is implemented in its entirety in conformance with the applicable compatibility requirements and test suites as developed and licensed by Sun or other authorized party.  Profile(s) must be tightly integrated with, and must be configured to run in conjunction with, as appropriate, the CLCD or CDC/FP implementation with which such profile in integrated.

(b)         MIDP.  Products implementing the MIDP Java Environment may, in accordance herewith, only be distributed for use in mobile wireless devices.  Products distributed implementing the Sun Specification for MIDP may only be so distributed when integrated with an implementation of CLDC that meets Sun’s compatibility requirements.  Licensed Products incorporating or implementing the MIDP Java Environment must be tightly integrated with, and must be configured to run in conjunction with an implementation of CLDC.

(c)          JavaTV.  Products implementing the JavaTV Java Environment may, in accordance herewith, only be distribute for use in television set-top boxes or other similar devices receiving television content.  Licensed Products incorporating or implementing the Java TV Java Environment must be tightly integrated and configured to run in conjunction with an implementation of pJava.

4                                         PROPRIETARY RIGHTS

4.1                                 Ownership in Licensed Software.  Except for the limited licenses expressly granted in this Agreement, Esmertec is not granted by this Agreement any other right, title or ownership interest in or to the Licensed Software or in any related copyright, trade secret or other proprietary rights.

4.2                                 Copyright Notices.  Esmertec agrees not to remove, alter or destroy any copyright markings or notices placed upon or contained within the Licensed Software, Documentation or any related materials.  Esmertec further agrees to insert and maintain within every Licensed Product and any related materials or documentation a copyright notice in Esmertec’s name.

4.3                                 Source Code Modifications.  In the event that Esmertec modifies the Source Code as authorized hereunder then Insignia shall own such modifications. Esmertec shall, in a timely manner, take all steps reasonably requested by Insignia to effect the full and effective assignment of ownership of such modifications to Insignia.  THIS ASSIGNMENT OF OWNERSHIP OF ESMERTEC MODIFICATIONS CONSTITUTES AN ESSENTIAL PART OF THIS AGREEMENT.  NO USE OF THE SOURCE CODE IS AUTHORIZED HEREUNDER EXCEPT SUBJECT TO THIS REQUIREMENT.

5                                         CONSIDERATION

5.1                                 Royalties.

(a)                                  Except to the extent (i) Esmertec desires at its sole option at any time to pay royalties to Sun directly or (ii) Esmertec’s customers pay royalties to Sun directly; for each of the various Java Environments to which a Licensed Product distributed hereunder relates Esmertec shall pay, in accordance with clause 5.2, a per unit royalty to Insignia for each copy thereof at rates set by Insignia provided that such royalty rates shall not exceed those paid by Insignia to Sun pursuant to the Insignia TLDA relating to each respective Java Environment.

5.2                                 Prepayments and Royalty Application.

(a)                                  Prepayment of Royalties.  As of the Effective Date hereof, Esmertec hereby agrees to pay to Insignia Two Million Four Hundred Thousand Dollars (US$2,400,000.00) in prepaid royalties, less the Adjustment to be determined in accordance with Section ___ below, (collectively, as adjusted, the “Prepay Amount”).  The Prepay Amount shall be due in ten installments each of US$200,000, and an eleventh and twelfth installment to be finally determined as necessary to accommodate the Adjustment, according to the following schedule:

1.               15 May 2003;

2.               15 July 2003;

3.               15 August 2003;

4.               15 October 2003;

5.               15 November 2003;

6.               15 January 2004;

7.               15 February 2004;

8.               15 April 2004;

9.               15 May 2004;

10.         15 July 2004;

11.         15 August 2004;

12.         15 October 2004.

Esmertec understands and the parties expressly agree (notwithstanding the installment schedule for payment of the Prepay Amount generally, and further notwithstanding that one or more payments are due after expiration of the term of the Agreement) that the obligation to pay the full Prepay Amount accrues as of the Effective Date hereof and that the payment schedule does not represent in any way that the payment of the Prepay Amount is conditional on further events.

(b)                                 Calculation and Accrual of Obligation to Pay Royalties.  Beginning with the calendar quarter ending March 31, 2003, and continuing for each calendar quarter during which this Agreement is in effect, Esmertec shall owe quarterly royalties hereunder, equal to (i) the number of units of Licensed Products distributed, multiplied by (ii) the amount of the applicable royalty rate determined pursuant to Section 5.1.  Royalties owed Insignia hereunder shall accrue with respect to Licensed Products used, licensed or otherwise distributed by Esmertec or its distributors during the subject quarter upon the earlier of (i) the distribution of unit(s) of Licensed Product for Commercial Use, (ii) the date of invoice of the Licensed Product to Esmertec or a distributor, or (iii) receipt of payment therefore.

(c)                                  Application of Prepay Amount.  All royalties payable to Insignia, as calculated on a quarterly basis in accordance with the preceding paragraphs, may be first offset against any prepaid royalties having then actually been paid and presently on account with Insignia.   Application of prepaid royalties shall be shown in the licensing reports provided to Insignia pursuant to Section 5.4 below.  Royalty amounts remaining owed to Insignia on a quarterly basis after offset of prepaid royalties, shall be paid on or before the thirtieth (30th) day after the close of the calendar quarter in which such royalties accrued.

(d)                                 Final Product Allocation of Prepaid Royalties.  Prior to the expiration of this Agreement or earlier termination hereof by Esmertec, Esmertec shall indicate in writing, with respect to any unrecouped portion of the Prepay Amount then remaining on account with Insignia (including portions of the Prepay Amount for which payment is still outstanding in accordance with the payment schedule above), its final allocation of the quantity and type of Licensed Product units to which the remaining prepaid royalties correspond (the “Final Product Allocation”).  The Final Product Allocation shall designate: (i) the type of product/units (according to the Java Environment each implements), (ii) the applicable royalty rate associated with such type of units, (iii) the quantities of each such type of unit, and (iv) the total amount of royalties represented by the product allocation, which amount shall equal the remaining prepaid royalties.  Upon designation of its Final Product Allocation, all remaining prepaid royalties then account shall be exhausted and the quantity and type of units designated in the Final Product Allocation shall be deemed to have been sold to Esmertec.

(e)                                  Additional Prepayments.  At any time during the term of the Agreement, Esmertec may make additional prepayments of royalties to Insignia at the rates determined in accordance with Section 5.1 with respect to all or some of the Java Environments licensed hereunder, in quantities desired by Esmertec (each a “New Prepay Amount”); provided: (i) any such election to make a New Prepay Amount shall be made prior to June 1, 2004; (ii)  actual payment for such New Prepay Amount is received not later than ninety (90) days following Esmertec’s election therefore but in no case later than June 30, 2004; and (iii) that any such election is accompanied with a product allocation statement at the time such payment is made designating: (1) the type of product/units (according to the Java Environment each implements), (2) the applicable royalty rate associated with such type of units, (3) the quantities of each such type of unit, and (4) the total amount of royalties represented by the product allocation, which amount shall equal the New Prepay Amount.

5.3                                 Reports.  Esmertec will provide to Insignia on or before the thirtieth (30th) day after the close of each calendar quarter during the term of this Agreement (even if no royalties have accrued or are to be paid in such period) a report in reasonable detail setting forth the calculation of royalties due (and/or offset against Prepay Amounts) hereunder and signed by a responsible officer.  The report shall include, at a minimum, the following information with respect to the relevant quarter: (i) the total number of copies/units of Licensed Software used, licensed, or otherwise distributed (indicating the Java Environment version(s) thereof); (ii) the relevant unit royalty applied to the units distributed; (iii) credit taken against any Prepay Amounts, and (iv) the total fees payable for the subject reporting period.

5.4                                 Records.  Esmertec will maintain reasonable records relating to the payment of royalties for a period of three (3) years following the quarterly period for which the licensing report was due.  Insignia will have the right, at its sole cost and expense, to have an independent certified public accountant conduct during normal business hours (but not more than once in any twelve month period) an audit of Esmertec’s records to verify compliance with the terms of this Agreement.  In the event such an audit results in a discrepancy between the amounts owed and those actually paid, Esmertec will be invoiced or credited for any future amounts owed, as applicable.   If any deficiency in fees paid exceeds ten percent (10%) of the amounts reported for any quarter, Esmertec agrees to pay the reasonable expenses associated with such audit, in addition to the deficiency.  Royalties and reports due hereunder shall be paid to Insignia at the address set forth above.

5.5                                 Terms of Payment — General.  Payment of all fees due hereunder shall be made in lawful United States currency and shall in no case be refundable. A late payment penalty on any fees not paid when due shall be assessed at the rate of one percent (1%) per thirty (30) days, beginning on the thirty-first (31st) day after the delayed payment was due.  All payments required by this Agreement are exclusive of taxes, and Esmertec is responsible for the payment of all such taxes (excluding only taxes based on Insignia’s net income). To the extent Esmertec is required to withhold and remit taxes to any government in any country based upon royalties paid to Insignia, Esmertec agrees to provide Insignia with written evidence of such withholding, suitable for Insignia to obtain a tax credit in the United States.

6                                         ADDITIONAL AGREEMENT OF THE PARTIES

6.2                                 Insignia Representations and Warranties.  Insignia represents and warrants that:  (a) it is and shall remain at all times during the terms of this Agreement a licensee in good standing under the Insignia TLDA; (b) Insignia shall not knowingly at any time take any action to give Sun reasonable justification to terminate the Insignia TLDA; (c) Insignia is not knowingly aware, nor holds a belief, that the terms of this Agreement are inconsistent with the terms of the Insignia TLDA; and (d) Insignia has sufficient right, title and interest to grant the licensed rights hereunder.

6.3                                 Esmertec Representations and Warranties.  Esmertec represents and warrants that:  (a) it is and shall remain at all times during the terms of this Agreement a licensee in good standing under the terms of one or more Sun Licenses for the Java Environments to which the Licensed Software licensed hereunder pertain;  (b) it is and shall remain at all times during the terms of this Agreement a licensee in good standing under the terms of a valid Trademark License; (c) Esmertec has had an opportunity to review the TLDA and Esmertec is not knowingly aware, nor holds a belief, that the terms of this Agreement are inconsistent with the terms of the Insignia TLDA; and (d) Esmertec shall not knowingly at any time take any action to give Sun reasonable justification to terminate the Insignia TLDA.

6.4                                 Notification Duty.  Insignia shall notify Esmertec immediately in the event:  (a) it receives a notice from Sun to perform an audit of any kind; or (b) it receives any written or oral claim or other indication from Sun in which Sun asserts that this Agreement may be or is in violation of the Insignia TLDA.  Esmertec shall notify Insignia immediately in the event: (i) Esmertec at any time during the term of this Agreement ceases to hold a valid Trademark License and applicable Sun License; or (ii) it receives any written or oral claim or other indication from Sun in which Sun asserts that this Agreement may be or is in violation of the Insignia TLDA.

6.5                                 No Other Warranties.  OTHER THAN AS EXPRESSLY PROVIDED HEREIN, INSIGNIA MAKES NO OTHER WARRANTIES.  THE EXPRESS WARRANTIES HEREIN ARE IN LIEU OF ANY IMPLIED WARRANTIES AS TO FITNESS FOR A PARTICULAR PURPOSE OR MERCHANTABILITY.

6.6                                 Limitation of Liability.  TO THE FULL EXTENT ALLOWED BY APPLICABLE LAW, INSIGNIA’S LIABILITY TO ESMERTEC FOR CLAIMS RELATING TO THIS AGREEMENT, WHETHER FOR BREACH OR IN TORT, SHALL BE LIMITED TO ONE HUNDRED PERCENT (100%) OF THE PREPAY AMOUNT PLUS ANY ADDITIONAL AMOUNT HAVING THEN ACTUALLY BEEN PAID HEREUNDER, IF ANY.  IN NO EVENT WILL INSIGNIA BE LIABLE FOR ANY DAMAGES RELATING TO LICENSED SOFTWARE THAT HAVE BEEN MODIFIED BY ANY PARTY EXCEPT INSIGNIA, TO THE EXTENT THAT ANY CLAIMS RELATE TO SUCH MODIFICATION. IN NO EVENT WILL INSIGNIA BE LIABLE FOR ANY INDIRECT, PUNITIVE, SPECIAL, INCIDENTAL OR CONSEQUENTIAL DAMAGES IN CONNECTION WITH OR ARISING OUT OF THIS AGREEMENT (INCLUDING, WITHOUT LIMITATION, LOSS OF PROFITS, USE, DATA, OR OTHER ECONOMIC ADVANTAGE), HOWEVER IT ARISES AND ON ANY THEORY OF LIABILITY, WHETHER IN AN ACTION FOR CONTRACT, STRICT LIABILITY OR TORT

(INCLUDING NEGLIGENCE) OR OTHERWISE, WHETHER OR NOT INSIGNIA HAS BEEN ADVISED OF THE POSSIBILITY OF SUCH DAMAGE AND NOTWITHSTANDING THE FAILURE OF ESSENTIAL PURPOSE OF ANY REMEDY.

6.7                                 No Support. NO MAINTENANCE AND SUPPORT IS INCORPORATED INTO THIS AGREEMENT, AND ESMERTEC ACKNOWLEDGES THAT IT HAS DECLINED SUCH SERVICES AND WILL NOT BE ENTITLED TO ANYSUPPORT OR MAINTENANCE SERVICES WHATSOEVER UNDER THE TERMS HEREOF.  Maintenance and support provided with respect to the Licensed Software, if any, shall be pursuant to terms and conditions executed in a signed writing between the parties.

6.8                                 CONFIDENTIALITY.

(a)   Non-Disclosure.  The parties agree to treat as confidential the terms of this Agreement and any royalty or accounting information provided by one party to the other in performance hereof, and the parties agree to use their reasonable efforts to prevent disclosure thereof to any third party except with the prior written consent of the other party.  Notwithstanding the foregoing, either party may disclose this Agreement as reasonably required for use by its attorneys, accountants, underwriters, tax authorities or other advisers with a need to know or as otherwise required by law, including without limitation requirements of the U.S. Securities and Exchange Commission.  Either party may disclose the terms hereof as required by law, provided that such party first gives the other party reasonable prior notice sufficient to permit Esmertec to seek appropriate relief regarding such disclosure.  This obligation of confidentiality shall extend for a period of three (3) years following termination or expiration of this Agreement.   Notwithstanding the generality of the foregoing, Esmertec may disclose the terms of this Agreement to customers and prospective customers having a need to know; provided (A) any such disclosure is pursuant to a written confidentiality agreement which (i) is at least as protective of Insignia’s interests as the confidentiality terms of this Agreement, and (ii) identifies Sun Microsystems as an express third party beneficiary in such confidentiality agreement; and (B) in no case shall Esmertec disclose the terms of Insignia’s TLDA agreement with Sun Microsystems or the economic terms of this Agreement.

(b)   Source Code.  The parties acknowledge and agree that the Source Code constitutes confidential information and trade secrets of Insignia.   Accordingly, and in addition to complying with the requirements of Section 6.8(a) of the Agreement, Esmertec agrees to:  (i) inform any employee, that is granted access to all or any portion of the Source Code, of the importance of preserving the confidentiality and trade secret status of the Source Code; (ii) maintain a controlled, secure environment for the storage and use of the Source Code; and (iii) notwithstanding the generality of Section 6.8(a) above, maintain the confidentiality of Source Code in perpetuity.

7                                         TERM AND TERMINATION

7.1                                 Term.  This Agreement shall commence on the Effective Date and shall continue in full force and effect until June 30, 2004, at which time it shall expire; unless it has otherwise been earlier terminated in accordance with the terms hereof.

7.2                                 Termination.  This Agreement may be terminated by either party in the event of the material breach by other party, if such breach remains uncured for a period of sixty (60) days following written notice by the non-breaching party.  At any time Esmertec may in its sole option terminate this Agreement for convenience immediately upon written notice to Insignia, which termination is without cause and shall not require the consent or approval of the Insignia; provided such a termination shall not discharge Esmertec’s obligation to make installments payments of the Prepay Amount set forth in Section 5.2 above.

7.3                                 Effect of Expiration/Termination.  Upon expiration or termination of this Agreement, Esmertec may continue to license or otherwise distribute units of Licensed Products for which Esmertec has paid but which were undistributed at the time of such expiration or termination of the Agreement (i.e. unrecouped Prepay Amounts), subject to Esmertec’s continued compliance with this Agreement, including its reporting and accounting obligations with respect to units so distributed after expiration or termination hereof.  In addition, after the date of expiration/termination of this Agreement for any reason other than as a result of the uncured material default by Esmertec, Esmertec may retain one (1) copy of the Source Code for a period of one (1) year following it last distribution of Licensed Products hereunder solely for the purpose of supporting users of such Licensed Products.  Any expiration or termination shall not discharge any obligation to make payments that have accrued as of the date of such expiration or termination, even if such payment is due after the date of such expiration or termination (e.g. Prepay Amounts).

7.4                                 Survival of Certain Terms.  Provisions in this Agreement that should remain in effect beyond the any expiration or termination of this Agreement, because of their nature, will survive, including: Sections 1, 2.3, 4, 6.5, 6.6, 7 and 8.

8                                         GENERAL TERMS

8.1                                 Notice of Infringement.  Insignia shall notify Esmertec immediately when it becomes aware of any potential or actual infringement of the Licensed Software.

8.2                                 Restricted Rights.  The use, duplication or disclosure by the U.S. government of technical data, computer software and documentation licensed hereunder is subject to the restrictions as set forth in FAR 52.22714(g) (2), FAR 52.22719, DFARS 252.2277015(b), and DFARS 227.72023(a), or other like or successor provisions, as applicable, and are provided under “Restricted Rights”.

8.3                                 Disclaimer of Agency.  This Agreement is not intended to create a relationship such as a partnership, franchise, joint venture, agency, or employment relationship.  Neither party may act in a manner which expresses or implies a relationship other than that of independent contractor, nor bind the other party.  Neither party shall make any representations or warranties of any kind on behalf of the other party.  No exclusive rights of any kind are granted under this Agreement.

8.4                                 Assignment.  This Agreement may not be assigned or transferred, or its rights or obligations assigned or delegated, by either party, without the prior written consent of the other party, except to a person or entity into which it has merged or which has otherwise succeeded to all or substantially all of its business and assets, and which has assumed in writing or by operation of law its obligations under this Agreement.

8.5                                 Severability.  If any of the provisions of this Agreement are held to be in violation of applicable law, void, or unenforceable in any jurisdiction, then such provisions are herewith waived, amended or reformed to the extent necessary for the Agreement to be otherwise enforceable in such jurisdiction.

8.6                                 Construction.  This Agreement will be fairly interpreted in accordance with its terms and without any strict construction in favor of or against either party.  Any reference contained herein to a section of this Agreement shall be meant to refer to all subsections of such section.  The terms “includes” and “including” shall not be construed to imply any limitation.

8.7                                 Governing Law; Exclusive Forum.  This Agreement and all related disputes shall be governed by the laws of the State of California and controlling US law.  The choice of law rules of any jurisdiction, and the United Nations Convention on Contracts for the International Sale of Goods, shall not apply.  Any disputes between the parties arising out of or related to this Agreement shall be brought in a state or federal court located in Santa Clara county, California, and both parties hereby submit to the exclusive jurisdiction of said court and the judgments thereof; provided, however, that with respect to actions seeking to enforce any order or any judgment of such court, such jurisdiction shall be non-exclusive.

8.8                                 Non-Exclusive Remedies.  The remedies of this Agreement are non-exclusive and without prejudice to any other remedies available herein or at law or equity.

8.9                                 Notices.  All written notices required by this Agreement must be delivered in person or by means evidenced by a delivery receipt and will be effective upon receipt by the persons at the addresses specified in page one of this Agreement.  Each party shall notify the other party in writing of any changes to same.

8.10                           Bankruptcy.  All rights and licenses granted hereunder are and otherwise shall be deemed to be for purposes of section 365(n) of Title 11 of the US Code (the “Bankruptcy Code”) licenses to “intellectual property” as defined therein.  Notwithstanding any provision to the contrary in this Agreement, if Insignia is under any proceeding under the Bankruptcy Code, and the trustee in bankruptcy, or Insignia as the debtor in possession, rejects this agreement, Esmertec may, pursuant to Sections 365(n)(1) and (2), retain any and all licensed rights hereunder, to the maximum extent permitted by law, subject to Esmertec making the payments specified herein.

8.11                           Export/Import Laws. Licensed Software may be subject to export or import regulations in various countries and jurisdictions. Esmertec agrees to comply strictly with all such laws and regulations and acknowledges that Esmertec has the responsibility to obtain such licenses to export, re-export, or import as may be required after delivery to Esmertec.

8.12                           NOTE ON JAVA® TECHNOLOGY. Licensed Software contains support for programs written in the Java programming language, which are not fault tolerant and not designed or intended for use in (i) on-line control of aircraft, air traffic, aircraft navigation or aircraft communications; (ii) in the design, construction, operation or maintenance of any nuclear facility; or (iii) other control equipment in hazardous environments requiring fail-safe performance. Insignia disclaims any express or implied warranties for any such use.  Java is a registered trademark of Sun in the U.S. and other jurisdictions. This section shall be contained in any sublicense to Esmertec’s customers.

8.13                           Sun as a Beneficiary.  The parties acknowledge and agree that Sun is an intended third party beneficiary of this Agreement relating to terms concerning Sun’s interest.

IN WITNESS WHEREOF, the parties have executed this Agreement as of the date of the last signature below.

ESMERTEC:		INSIGNIA:

By:	/s/ Edwin Douglass	By:	/s/ Nicholas, Viscount Bearsted

Printed Name:	Edwin Douglass	Printed Name:	Nicholas, Viscount Bearsted

Title:	C.F.O.	Title:	Director

Date:	April 23, 2003	Date:	April 23, 2003

Exhibit A

Licensed Software

Exhibit B

Pre-Existing Licenses